June 11, 2009

Via EDGAR and E-Mail

Mr. Daniel F. Duchovny,

    Special Counsel, Office of Mergers and Acquisitions,

        Securities and Exchange Commission,

            100 F Street, N.E.,

                Washington, D.C. 20549-6010.

Re:	IPC Holdings, Ltd.
Forms 425
Filed June 2 and 5, 2009

Definitive Additional Soliciting Materials
Filed June 4, 2009

Dear Mr. Duchovny:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 9, 2009 (the “Comment Letter”), with respect to (i) the letter from Ken Hammond filed on Form 425 by IPC Holdings, Ltd. (“IPC”) on June 2, 2009 (the “Hammond Letter”), (ii) the press release filed on Form 425 by IPC on June 2, 2009 (“Glass Lewis/Proxy Governance Recommendation Release”), (iii) the Definitive Additional Soliciting Materials filed by IPC on June 4, 2009 (the “Definitive Additional Soliciting Materials”) and (iv) the letter from Ken Hammond filed on Form 425 by IPC on June 5, 2009 (the “IPC Letter”).

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italics prior to IPC’s response.

Form 425 filed June 2, 2009 (Hammond Letter)

1.

We note your disclosure that Validus has filed five proxy statements and subsequently amended many of the documents and made numerous additional filings and public filings concluding that “quantity is not quality.” You appear to imply that Validus conducted itself improperly in amending its disclosure. Avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Refer to Rule 14a-9. Please explain to us the disclosure or confirm that you will refrain from making similar statements in future filings.

In response to the Staff’s comment, IPC confirms that its statement regarding the quantity of Validus’s filings was not intended to directly or indirectly impugn the character, integrity or personal reputation of Validus or make charges of illegal, improper or immoral conduct without factual foundation, and that IPC will not make any statements prohibited by Rule 14a-9. As described in previous letters to the Staff,1 IPC believes that certain of Validus’s filings relating to its proposed scheme of arrangement are materially misleading with respect to the viability of and process for conducting a hostile scheme of arrangement under Bermuda law. In addition, IPC believes that, when the Bermuda Supreme Court denied Validus’s application to conduct a scheme meeting, Validus’s previous scheme-related proxy statements and related proxy materials became moot (even if one assumes they were not materially misleading when filed). Validus cannot, as a matter of Bermuda law, pursue the shareholder meetings to which those proxy materials relate – the Bermuda Supreme Court dismissed that application. Consequently, it is IPC’s understanding that Validus will never be required to update or correct its disclosures in those scheme-related proxy materials. At the same time, IPC understands that Validus cannot, as a technical matter, withdraw superseded or out-dated filings from the EDGAR system. In the absence of a prominent disclosure by Validus clarifying that it cannot pursue the scheme meeting contemplated by those proxy materials, IPC’s statement was intended to caution IPC’s shareholders not to be overwhelmed or misled by the mere existence of, and sheer quantity of, those now-irrelevant filings.

2.	Please tell us your basis for stating that upon the closing of a transaction with Validus you believe “it is likely that there would be selling pressure on Validus’s stock. Such pressure will likely cause Validus’s price share to fall.”

IPC’s belief that there is likely to be selling pressure on Validus’s shares if Validus completes its acquisition of IPC is based on (1) IPC’s analysis of the composition of Validus’s shareholder base and (2) IPC’s understanding, with advice from its financial advisor, of typical market dynamics in the context of stock for stock transactions in which short-term shareholders have a net long position in the acquiror’s stock, as described below.

IPC shareholders would receive 63.4 million Validus common shares2 if Validus completes its proposed acquisition of IPC. An estimated 17%3 of IPC’s common shares are held

[1]	IPC’s letters were dated May 21, 2009 and June 1, 2009.

[2]

The number of Validus common shares received by IPC shareholders is calculated as the product of (1) 56.5 million diluted IPC common shares outstanding as of June 2, 2009 and (2) 1.1234, the exchange ratio proposed by Validus.

[3]	Hedge Funds/Arbs held an estimated 17% of IPC’s common shares as of June 2, 2009 according to estimated positions by IPC’s proxy solicitor, Innisfree M&A.

by hedge funds and arbitrageurs (“Hedge Funds/Arbs”), compared to an estimated 6% on February 27, 2009 and Hedge Funds/Arbs are generally acknowledged to be short-term oriented shareholders. Hence, an estimated 10.5 million of the Validus common shares issued in an IPC/Validus transaction would be received by Hedge Funds/Arbs and, absent any other factors, this would generally be expected to result in selling pressure on Validus shares.

In stock for stock transactions, Hedge Funds/Arbs often take a long position in the target’s stock and a short position in the acquiror’s stock. This is done with the expectation that the acquiror’s shares received in the transaction in respect of the long position in the target’s stock will be used to settle the short position in the acquiror’s stock. To the extent these offsetting positions exist, Hedge Funds/Arbs do not need to sell the acquiror’s shares received in the transaction into the market because they have effectively pre-sold them through the short position in the acquiror’s stock.

Based on latest available public data, however, the short position in Validus common shares is only 3.9 million shares4 and has increased by only 2.4 million shares5 from February 27, 2009. As a result, at a minimum, Hedge Funds/Arbs are net long (i.e., the Validus common shares that would be issued to them in the transaction would exceed their maximum short position in Validus shares) by an estimated 6.6 million shares, or approximately 11 days of Validus’s Average Daily Trading Volume.6 In addition, the estimated 10% incremental Hedge Fund/Arb ownership in IPC translates to 6.5 million shares of Validus received by Hedge Fund/Arbs compared to a 2.4 million share increase in the short position of Validus shares. This means that there are only a limited number of the offsetting short positions to absorb the large supply of Validus shares that would become available at closing, as Hedge Funds/Arbs would be expected to monetize the transaction premium in the short term. This excess supply would be expected to result in downward pressure on the Validus shares.

3.

We note your disclosure that the Bermuda court’s decision relating to Validus’s scheme of arrangement means that the scheme is “impossible to implement within a reasonable timeframe.” It is unclear, based on the court’s decision as filed by Validus, why you believe the foregoing statement given that the court appears to have left open the possibility that Validus may reapply to the court as early as June 12th, after the meeting at which the IPC-Max transaction will be considered by IPC security holders. Please explain.

In response to the Staff’s comment, IPC confirms that its statement was intended to highlight the difficulty of completing a scheme of arrangement under Bermuda law in less than 8 to 10 weeks, even if (1) the amalgamation with Max were voted down on June 12, (2) IPC elected to do a friendly deal with Validus, (3) IPC elected to perform no due diligence on

[4]	Short interest from Bloomberg as of May 29, 2009, which is the latest available data.

[5]	Short interest from Bloomberg as of February 27, 2009 is 1.4 million shares.

[6]	Based on Validus’s current 3-month Average Daily Trading Volume of 594,000 shares.

Validus, (4) Validus prepared pro forma financial statements for the combined entity (including requisite accounting adjustments and taking into account confidential information supplied by IPC, which Validus has not heretofore done) without any delay, (5) the Bermuda court were willing to hold an expedited hearing with respect to Validus’s second application for a scheme meeting, and (6) every other relevant contingency were determined in Validus’s favor.

Set forth below is a short summary of how IPC views the timing of the anticipated sequence of events if the IPC/Max amalgamation is not approved by shareholders and the IPC Board decides to proceed with a transaction with Validus on a friendly basis. This timeline reflects the six assumptions stated above and, accordingly, IPC believes this is a very aggressive schedule:

•	IPC’s Board considers the outcome of the June 12 meeting, the Validus proposal and other possible courses of action – 1 week

•

Assuming that IPC’s Board concludes that Validus’s scheme is the best way to proceed, IPC or Validus files an application for permission to convene a meeting of shareholders to consider the scheme and obtains a court hearing date, and IPC prepares and files a preliminary proxy statement for the meeting – 1 week

•	The Bermuda court grants permission to convene a meeting of shareholders, and the Staff reviews IPC’s preliminary proxy statement – 10 calendar days

•

Assuming the Staff has no material comments on IPC’s proxy statement, IPC files and mails its definitive proxy statement – 21 days notice of the court-ordered meeting is required – 3 weeks (unless IPC incorporates information by reference into its proxy statement, in which case this period would need to be at least 20 business days, as contemplated by Note D.3 of Schedule 14A)

•	IPC notifies its shareholders of the result of the scheme meeting and makes an application to the Bermuda court for sanction of the scheme – 2-3 weeks

•	The Bermuda court holds a hearing to sanction the scheme, at which any shareholder (or other person affected by the scheme) could attend and advance objections to the scheme.

•	Total estimated time – 8 to 10 weeks

IPC believes this is the fastest it could complete a friendly scheme of arrangement with Validus. The key assumption is the IPC Board’s support for the Validus scheme. If this support were not present, any application by Validus would not only take longer but would be subject to very significant litigation risk. If IPC shareholders do not approve the Max/IPC transaction on June 12, it is far from certain that the IPC Board would simply endorse the Validus proposal. IPC has already described its views of the viability of a hostile Validus scheme in previous letters to the Staff. To reiterate, IPC notes that the Bermuda Supreme Court’s Chief Justice, in his May 29 decision dismissing Validus’s application for its scheme, characterized Validus’s application as “wholly unprecedented”. Schemes of arrangement have been employed in English law (and in the law of other Commonwealth countries) for over 100 years. There has never been a case of a shareholder successfully effecting a hostile takeover by way of scheme of arrangement.

In addition, the reasonableness of the timeframe for any deal with Validus is affected by the fact that the U.S Atlantic and Gulf coast hurricane season will have commenced by the earliest time at which the scheme procedure could get underway (mid-June) and any combination between IPC and Validus would involve two companies with highly- correlated exposure to an extreme weather event. IPC firmly believes that it is risky for such highly- correlated companies to seek to enter into a business combination in this period, particularly where such transaction cannot be closed quickly. Thus, even if a transaction with Validus could close in 8 to 10 weeks, IPC does not believe that this timeframe is reasonable given the particular circumstances of this case.

Form 425 filed June 2, 2009 (Glass Lewis/Proxy Governance recommendations)

4.	Please provide us with supplemental copies of the advisory firms’ reports referenced in your disclosure.

In response to the Staff’s comment, we are providing these materials to you on a supplemental basis. In addition, for the Staff’s convenience, we are also providing, on a supplemental basis, copies of the Risk Metrics Group and Glass Lewis reports that were issued on June 9, 2009.

Definitive Additional Soliciting Materials

5.	We note you used the Edgar tag “DEFA14A” but you filed a supplement to your proxy statement. Thus, you should use, in similar future filings, the tag “DEFR14A.” Please confirm your understanding.

IPC hereby confirms its understanding that it should use the EDGAR tag “DEFR14A” for any future filing of supplemental proxy materials.

6.	With respect to each cash dividend, please revise to explain the phrase “subject to applicable law.” Does this mean that the payment of the dividends is uncertain from a legal point of view?

Under Bermuda law, a company may not declare a dividend if it fails (on the date on which the dividend is declared) or is expected to fail (on the date of expected payment) a solvency test on either a balance sheet basis or a cash-flow basis. In IPC’s case, these criteria were satisfied on June 4, 2009, the date on which the dividends were declared. The same solvency test must also be satisfied on the date of payment, and therefore payment of the two dividends declared on June 4, 2009 is subject to this test on the date of payment. However, at this time, IPC does not have any reason to believe it will not satisfy the relevant solvency test at the time of the payment of the dividends (the first of which will be payable in June and the second of which will be payable in July). As disclosed under “Update to Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation” in IPC’s supplement to the joint proxy statement/prospectus relating to the declaration of the dividends, IPC does not believe the dividends will adversely affect the projections or the combined business plan previously reviewed by IPC’s Board. Additionally, IPC has disclosed the legal restrictions that apply to the payment of dividends under Bermuda law in its joint proxy statement/prospectus filed with the Commission on May 7, 2009 under Comparison of Shareholder Rights – Dividends and Distributions of Contributed Surplus. For these reasons, IPC does not believe the “subject to applicable law” phrase is a material aspect of its disclosures regarding the dividend and, accordingly, IPC respectfully notes that it does not believe any revisions to its previous disclosures regarding the certainty of the dividend payment is required.

IPC included the “subject to applicable law” phrase out of an abundance of caution. IPC notes, however, that the Bermuda law requirements relating to dividends are not wholly dissimilar to those applicable to Delaware corporations. Under Section 170 of the Delaware General Corporation Law, a Delaware corporation may only pay a dividend out of surplus or, if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. IPC respectfully notes that, in the precedents it reviewed for transactions by Delaware corporations in which filings were made with the Commission in connection with a dividend payable subject to the closing of a merger, no additional disclosure relating to the “surplus” or “net profits” requirements of Delaware law was provided beyond the disclosure contained in sections describing shareholders’ rights generally.

Form 425 filed June 5, 2009 (IPC Letter)

7.	We note your disclosure that the transaction with Max is “the only deal on the Table. . .” Given that Validus has commenced an exchange offer for IPC securities, your statement is incorrect. Please revise.

As described in a previous letter to the Staff,7 IPC does not believe that Validus can complete its exchange offer on the terms proposed as a matter of Bermuda law and IPC’s Bye-Laws (which are also governed by Bermuda law). Accordingly, IPC does not believe that Validus’s exchange offer is a viable alternative to the IPC/Max transaction. These legal impediments to Validus’s exchange offer are disclosed in the very Form 425 filing in which IPC stated that the transaction with Max is “the only deal on the table”. For that reason, IPC believes it is abundantly clear from the context of the IPC letter, which describes the Validus exchange offer, that this statement is intended to convey IPC’s belief that there is no exchange offer that can be completed “on the table”.

In addition to the legal impediments referenced above, Validus’s exchange offer, by its own terms, is conditioned on the absence of litigation relating to Validus’s ability to complete the exchange offer and second step squeeze-out transaction. IPC believes that such litigation is likely if Validus seeks to complete its two-step acquisition, certain aspects of which are in direct

[7]	IPC has enclosed a copy of its May 21, 2009 letter on this topic for the Staff’s reference.

conflict with IPC’s Bye-Laws. Furthermore, the structure of the two-step acquisition is untested as a matter of Bermuda law in circumstances where the offer does not (according to Validus’s own statements) involve any transfer and registration of legal ownership of the shares. Accordingly, IPC believes one of the conditions to Validus’s offer is not capable of being satisfied.

Even if both (1) Validus elected to waive the litigation condition, and (2) a Bermuda court were to determine that Validus could complete its exchange offer notwithstanding the numerous legal impediments thereto, IPC’s Bye-Laws clearly provide that Validus would only be entitled to vote up to 10% of the shares it acquired in the exchange offer. An offer for only 10% of the voting power of IPC is not a viable offer to obtain control of IPC. As described in previous filings, IPC believes that Validus’s failure to disclose the material risks the voting restriction poses to the valuation of Validus shares (the very shares that Validus proposes to issue to IPC’s shareholders in the exchange offer) is a materially misleading omission in Validus’s exchange offer filings. If and when Validus corrects this misleading omission, IPC believes that it is extremely unlikely that 90% of IPC’s shareholders will be willing to accept Validus shares in the exchange offer, making the 90% condition of Validus’s offer incapable of being satisfied.

Accordingly, IPC does not believe its statement regarding the absence of a viable Validus transaction alternative at this time is incorrect and respectfully submits that no revision to its previous disclosure regarding the Validus exchange offer is necessary.

*        *        *

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact Melissa Sawyer at (212) 558-4243 or Andrew Rowen at (212) 558-3896.

Sincerely,

/s/ Melissa Sawyer
Melissa Sawyer

cc:	Laura Crotty
(Securities and Exchange Commission)

Kenneth L. Hammond
James P. Bryce.
(IPC Holdings, Ltd.)